Exhibit 4.2

CERTAIN CONFIDENTIAL INFORMATION (MARKED BY BRACKETS AS “[***]”) HAS BEEN
EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) THE
REGISTRANT CUSTOMARILY AND ACTUALLY TREATS THE INFORMATION AS PRIVATE OR CONFIDENTIAL.

Revised version of
Exclusive Equity Agreement between The board of Trustees of the Leland Stanford Junior
University and Medicenna Therapeutics, Inc. effective on August 21, 2015

Redacted Provisions

The following provisions in the agreement have been redacted for confidentiality purposes.

Section Reference	Type of Information Redacted
4.6	Sublicensing income amounts for licensed patents
7.1	Amount of noncreditable, non-refundable license issue royalty
7.2	Value of stock granted, allocation of stock and name of the inventors
7.3(a)	Post-financing equity valuation of Medicenna and the monetary value size required for investor(s)
7.3(b)	Post-financing equity valuation of Medicenna
7.6	License maintenance fee amounts
7.7	Monetary amount of milestone payments
7.8	Royalty percentage and value of annual net sales of licensed products; specific royalty terms
7.9	Rate of earned royalty if Medicenna challenges the patent
14.2	Monetary amount Medicenna will reimburse Stanford for protecting or prosecuting a patent
16.3	Monetary amount of assignment fee to be received by Stanford as a condition to assignment
Appendix D	List of technological materials Stanford must provide to Medicenna
Appendix E	Percentage of equity purchase right and the monetary value size required for investor(s)

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EXCLUSIVE (EQUITY) AGREEMENT

This Agreement between THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY ("Stanford"), an institution of higher education having powers under the laws of the State of California, and Medicenna Therapeutic, Inc. ("Medicenna"), a corporation having a principal place of business at 1300 – 1500 West Georgia Street, Vancouver, BC, V6G 2Z6, is effective on the _21st_ day of August, 2015 ("Effective Date").

1.	BACKGROUND

Stanford is the assignee and has obtained an exclusive license from the National Institutes of Health (NIH) under the terms of an Inter-Institutional Agreement (“IIA”) between Stanford and NIH effective April 6, 2015, of an invention describing molecules and methods to antagonize and agonists to IL-2 receptors also known as “Engineered IL-2 superagonists and antagonists for a wide variety of immune disorders,” Docket S10-200, and “Interleukin-2 partial agonists and antagonists for activation and inhibition of specific immune cell populations,” S14-174: all invented in the laboratories of Dr. Christopher Garcia at Stanford and Dr. Warren Leonard at the NIH (collectively the “Invention”). The Invention was made in the course of research supported by the Howard Hughes Medical Institute (HHMI) under the terms of a Collaboration Agreement between Stanford and HHMI effective August 31, 2002. Stanford wants to have the invention perfected and marketed as soon as possible so that resulting products may be available for public use and benefit.

2. DEFINITIONS

2.1

“Commercially Reasonable Efforts” means such diligent and conscientious endeavors as, consistent with standards of good faith and reasonableness under the attendant circumstances, are appropriate to attempt to accomplish the milestones shown in Appendix A, as may be amended from time to time, such efforts to be consistent with the efforts of a similarly situated bio-pharmaceutical company with sufficient resources to advance a program devoted to a product or a research, development or marketing project of similar market potential at a similar stage in its lifecycle, profit potential or strategic value resulting from its own research efforts, taking into consideration, its safety and efficacy, its cost to develop, the competitiveness of alternative products, its proprietary position, the likelihood of regulatory approval, general market conditions and other relevant factors then prevailing.

2.2

“Medicenna” means Medicenna and/or its Affiliate. “Affiliate” shall mean any person, organization or other legal entity which controls, or is controlled by, or is under common control with, the Medicenna. “Control” shall mean the holding of more than fifty percent (50%) of (i) the equity, or (ii) the voting rights, or (iii) the right to elect or appoint directors.

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2.3	"Exclusive" means that, subject to Articles 3 and 5, Stanford will not grant further licenses under the Licensed Patents in the Licensed Field of Use in the Licensed Territory.

2.4	"Fully Diluted Basis" means the total number of shares of Medicenna’s issued and outstanding common stock, assuming:

(A)	the conversion of all issued and outstanding securities convertible into common stock;

(B)	the exercise of all issued and outstanding warrants or options, regardless of whether then exercisable; and

(C)	the issuance, grant, and exercise of all securities reserved for issuance pursuant to any Medicenna stock or stock option plan then in effect.

2.5	"HHMI Indemnitees" means HHMI and its trustees, officers, employees, and agents.

2.6	"Licensed Field of Use" means the treatment, delay, or prevention of human diseases.

2.7

“Licensed Patent” means patent applications 61/426,307 filed December 22, 2010 (Docket S10-200) and 61/983,973 filed April 24, 2014 (docket S14-174): any US or foreign patent applications corresponding or claiming priority thereto, any divisional, continuation, continuation-in-part (but only those claims thereof that are directed to subject matter specifically described in patent applications 61/426,307 or 61/983,973) or re-examination application of the foregoing whose subject matter is specifically described or claiming priority to the foregoing.

2.8	"Licensed Product" means a product or part of a product in the Licensed Field of Use:

(A)	the making, using, importing or selling of which, absent this license, infringes, induces infringement, or contributes to infringement of a Licensed Patent; or

(B)	which is made with, uses or incorporates any Technology.

2.9	"Licensed Territory" means worldwide.

2.10

"Net Sales" means all gross revenue derived by Medicenna or sublicensees, their distributors or designees, from the sale, transfer or other disposition of Licensed Product to an end user. Net Sales excludes the following items (but only as they pertain to the making, using, importing or selling of Licensed Products, are included in gross revenue, and are separately billed):

(A)	import, export, excise and sales taxes, and custom duties;

(B)	costs of insurance, packing, and transportation from the place of manufacture to the customer's premises or point of installation;

(C)	costs of installation at the place of use;

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(D)	credit for returns, allowances, or trades; and

(E)	commercially reasonable discounts to the extent actually taken by third parties

2.11	"Nonroyalty Sublicensing Consideration" means any consideration received by Medicenna from a sublicensee under a Sublicense but excluding any consideration for:

(A)	royalties on products sales (royalties on product sales by sublicensees will be treated as if Medicenna made the sale of such product);

(B)	investments in Medicenna stock;

(C)	research and development and manufacturing expenses calculated on a fully burdened basis;

(D)	debt; and

(E)	reimbursement of out-of pocket patent prosecution and maintenance expenses for Patent Matters.

2.12

"Patent Matters" means preparing, filing, and prosecuting broad and extensive patent claims (including any interference or reexamination actions) for Stanford’s benefit in the Licensed Territory and for maintaining all Licensed Patents.

2.13	"Stanford Indemnitees" means Stanford and Stanford Hospitals and Clinics, and their respective trustees, officers, employees, students, agents, faculty, representatives, and volunteers.

2.14

"Sublicense" means any agreement between Medicenna and a third party that contains a grant to Stanford’s Licensed Patents regardless of the name given to the agreement by the parties; however, an agreement to make, have made, use or sell Licensed Products on behalf of Medicenna is not considered a Sublicense.

2.15

"Technology" means the Licensed Patents and that additional information or materials listed in Appendix D that will be provided by Stanford to Medicenna. Technology may or may not be confidential in nature.

2.16

“Valid Claim” means a claim of an issued patent within the Licensed Patents that has not lapsed, expired, been canceled, or become abandoned, and has not been held invalid by a court or other appropriate body of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue, disclaimer or otherwise, which would be infringed by the making, having made, using, offering for sale, selling or importing Licensed Product, but for the licenses granted to Medicenna under the License Agreement.

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3.	GRANT

3.1

Grant.  Subject to the terms and conditions of this Agreement, Stanford grants Medicenna a license under any rights that Stanford has in the Licensed Patent in the Licensed Field of Use to make, have made, use, import, offer to sell and sell Licensed Product in the Licensed Territory.

3.2

Exclusivity.  The license is Exclusive, including the right to sublicense under Article 4, in the Licensed Field of Use beginning on Effective Date and expiring on the date of the last to expire Valid Claim of the Licensed Patents.

3.3

Retained Rights.  Stanford retains the right, on behalf of itself and all other non-profit research institutions, to practice the Licensed Patent and use Technology for any non-profit purpose, including sponsored research and collaborations. Medicenna agrees that, notwithstanding any other provision of this Agreement, it has no right to enforce the Licensed Patent against any such institution. Stanford and any such other institution have the right to publish any information included in the Technology or a Licensed Patent.

3.4	Specific Exclusion. Stanford does not:

(A)

grant to Medicenna any other licenses, implied or otherwise, to any patents or other rights of Stanford other than those rights granted under Licensed Patent, regardless of whether the patents or other rights are dominant or subordinate to any Licensed Patent, or are required to exploit any Licensed Patent or Technology;

(B)	commit to Medicenna to bring suit against third parties for infringement, except as described in Article 14; and

(C)	agree to furnish to Medicenna any technology or technological information other than the Technology or to provide Medicenna with any assistance.

3.5

HHMI Research License. Medicenna acknowledges that it has been informed that the Licensed Patent and Technology was developed, at least in part, by employees of HHMI and that HHMI has a paid-up, non-exclusive, irrevocable license to use the Licensed Patent and Technology for HHMI’s research purposes only, but with no right to assign or sublicense (the “HHMI License”). This Agreement is explicitly made subject to the HHMI License.

4.	SUBLICENSING

4.1

Permitted Sublicensing.  Medicenna may grant Sublicenses in the Licensed Field of Use only during the term of Exclusivity and only if Medicenna is developing or selling Licensed Products at the time of entering into a Sublicense. Sublicenses with any exclusivity must include diligence requirements commensurate with the diligence requirements of Appendix A. Stanford agrees that Medicenna may apportion without discrimination between Medicenna and Stanford patents a commercially reasonable percentage of sublicensing payments made to Stanford pursuant to Section 4.6, provided however that Medicenna provides Stanford with the proposed apportionment and justification prior Medicenna’s payment pursuant to Section 8.1. Stanford and Medicenna agree to meet to discuss such proposed apportionment if in Stanford’s opinion the apportionment does not reasonably reflect the value of the Licensed Patents.

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4.2

Required Sublicensing.  If Medicenna is unable or unwilling to serve or develop a potential market or market territory for which there is a company, with adequate resources, capabilities and expertise, willing to be a sublicensee, Medicenna will, at Stanford's request, attempt to negotiate in good faith a Sublicense with any such sublicensee. Stanford would like licensees to address unmet needs, such as those of neglected patient populations or geographic areas, giving particular attention to improved therapeutics, diagnostics and agricultural technologies for the developing world.

4.3	Sublicense Requirements. Any Sublicense:

(A)	is subject to this Agreement;

(B)

will reflect that any sublicensee will not further sublicense, without the prior consent of Stanford, which consent shall not be unreasonably withheld or delayed. Any such further sub sublicense will be subject to the terms of this Agreement;

(C)	will prohibit sublicensee from paying royalties to an escrow or other similar account;

(D)	will expressly include the provisions of Articles 5, 8, 9, 10, 13 and 20.7 for the benefit of Stanford and /or HHMI, as the case may be; and

(E)

will include the provisions of Section 4.4 and require the transfer of all the sublicensee’s obligations to Medicenna, including the payment of royalties specified in the Sublicense, to Stanford or its designee, if this Agreement is terminated. If the sublicensee is a spin-out from Medicenna, Medicenna must guarantee the sublicensee’s performance with respect to the payment of Stanford’s share of Sublicense royalties.

4.4	Litigation by Sublicensee. Any Sublicense must include the following clauses:

(A)	In the event sublicensee brings an action seeking to invalidate any Licensed Patent:

(1)

sublicensee will double the payment paid to Medicenna during the pendency of such action. Moreover, should the outcome of such action determine that any claim of a patent challenged by the sublicensee is both valid and infringed by a Licensed Product, sublicensee will pay triple times the payment paid under the original Sublicense;

(2)	sublicensee will have no right to recoup any royalties paid before or during the period challenge;

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(3)

any dispute regarding the validity of any Licensed Patent shall be litigated in the courts located in Santa Clara County, and the parties agree not to challenge personal jurisdiction in that forum; and

(4)	sublicensee shall not pay royalties into any escrow or other similar account.

(B)

Sublicensee will provide written notice to Stanford at least three months prior to bringing an action seeking to invalidate a Licensed Patent. Sublicensee will include with such written notice an identification of all prior art it believes invalidates any claim of the Licensed Patent.

4.5

Copy of Sublicenses and Sublicensee Royalty Reports.  Medicenna will submit to Stanford a copy of each Sublicense, any subsequent amendments and all copies of sublicensees’ royalty reports. Beginning with the first Sublicense, the Chief Financial Officer or equivalent will certify annually regarding the name and number of sublicensees.

4.6

Sharing of Sublicensing Income.  Subject to Sections 4.1, 7.8 and 7.9, Medicenna will pay to Stanford a portion of all Nonroyalty Sublicensing Consideration for the Sublicense of Licensed Patents, as provided below: [***]

4.7	Royalty-Free Sublicenses. If Medicenna pays all royalties due Stanford from a sublicensee’s Net Sales, Medicenna may grant that sublicensee a royalty-free or non-cash:

(A)	Sublicense or

(B)	cross-license.

5.	GOVERNMENT RIGHTS

This Agreement is subject to Title 35 Sections 200-209 of the United States Code and also subject to Title 37 Parts 401 and 404 of the Code of Federal Regulations. Among other things, these provisions provide the United States Government with nonexclusive rights in the Licensed Patent. They also impose the obligation that Licensed Product sold in the United States be "manufactured substantially in the United States,” unless a written waiver is obtained in advance from United States government. Medicenna will ensure all obligations of these provisions are met. Stanford shall be entitled to share all confidential information provided to Stanford by Medicenna with the NIH to demonstrate compliance with these provisions and with the IIA.

6.	DILIGENCE

6.1

Milestones.  Because the Invention is not yet commercially viable as of the Effective Date, Medicenna will use Commercially Reasonable Efforts to develop, manufacture, and sell Licensed Product and will use Commercially Reasonable Efforts to develop markets for Licensed Product. In addition, Medicenna will notify Stanford in writing as each milestone in Appendix A is met.

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6.2

Progress Report.  By March 1 of each year, Medicenna will submit a written annual report to Stanford covering the preceding calendar year. The report will include information sufficient to enable Stanford to satisfy reporting requirements of the U.S. Government and for Stanford to ascertain progress by Medicenna toward meeting this Agreement’s diligence requirements. Each report will describe, where relevant: Medicenna’s progress toward commercialization of Licensed Product, including work completed, key scientific discoveries, summary of work-in-progress, current schedule of anticipated events or milestones, market plans for introduction of Licensed Product, and significant corporate transactions involving Licensed Product. Medicenna will specifically describe how each Licensed Product is related to each Licensed Patent.

6.3	Clinical Trial Notice. Medicenna will notify the Stanford University Office of Technology Licensing prior to commencing any clinical trials at Stanford.

7.	ROYALTIES

7.1	Issue Royalty. Medicenna will pay to Stanford a noncreditable, nonrefundable license issue royalty of $[***] due upon signing this Agreement to be paid in equal quarterly installments of $[***].

7.2

 Equity Interest.  As further consideration, Medicenna will grant to Stanford shares of common or preferred stock in Medicenna up to an equivalent value of $[***]. When issued, those shares will represent no more than [***]% of the (common or preferred) stock in Medicenna on a Fully Diluted Basis. Medicenna agrees to provide Stanford with the capitalization table upon which the above calculation is made. Medicenna will issue [***]% of all shares granted to Stanford pursuant to this Section 7.2 and Section 7.3 directly to and in the name of the inventors listed below allocated as stated below:

A)	[***]% of the total Stanford shares;

B)	[***]% of the total Stanford shares; and

C)	[***]% of the total Stanford shares

7.3	Anti-Dilution Protection. Stanford shall have the following anti-dilution right:

A.         In the event the post-financing equity valuation of Medicenna is less than or equal to $[***], Medicenna will issue Stanford, without further consideration, any additional shares of stock of the class issued pursuant to Section 7.2 necessary to ensure that the number of shares issued Stanford pursuant to Section 7.2 and this Section 7.3 does not represent less than [***]% of the shares issued and outstanding on a Fully-Diluted Basis at any time through the completion of issuance of all shares to be issued in connection with the First Round of bona fide equity investment in Medicenna from a single or group of investors which is both (i) at least $[***] in size and (ii) at a price per share which, when applied to stock actually outstanding immediately after such round, implies a post-financing equity valuation of Medicenna of at least $[***]. A “First Round” is a bona fide round of equity, warrant, option or convertible equity investment which includes all the tranches prior to the completion of the financing. This right will expire upon the issuance of all shares to be issued in connection with such First Round up to a total amount raised of $[***]. For greater certainty, Stanford shall not have any anti-dilution right for any amount raised in excess of $[***] in relation to this Agreement. Section 7.4 is set forth in Appendix E of this Agreement.

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B. In the event the post-financing equity valuation of Medicenna is greater than $[***], Medicenna shall have no obligation to issue Stanford any additional shares of Medicenna stock.

7.4	Section 7.5 is set forth in Appendix E of this Agreement.

7.5	Section 7.6 is set forth in Appendix E of this Agreement.

7.6	License Maintenance Fee. Beginning first anniversary of the Effective Date and each anniversary thereafter, Medicenna will pay Stanford a yearly license maintenance fee as follows:

(A)	First anniversary to fifth anniversary –$[***];

(B)	Sixth anniversary to eighth anniversary –$[***];

(C)	Ninth Anniversary to eleventh anniversary- $[***]; and

(D)	Twelfth anniversary and thereafter until first commercial sales –$[***]

Yearly maintenance payments are nonrefundable, but they are creditable each year as described in Section 7.11.

7.7	Milestone Payments. Medicenna will pay Stanford the following one time milestone payments for the first Licensed Product but for each Licensed Patent:

(A)	Patent Issues: $[***] for each Licensed Patent issued in the US;

(B)	Begin enrollment of first patient in the first Phase I - $[***];

(C)	Begin enrollment of first patient in the first Phase II - $[***];

(D)	Begin enrollment of first patient in the first Phase III - $[***];

(E)	Approval of first filed BLA/NDA in US – $[***];

(F)	Approval of first filed BLA/NDA equivalent in the first of the following countries/region: EU (centralized), United Kingdom, France, Germany, Italy, and Japan - $[***]; and

(G)	Upon first achieving cumulative Net Sales of $ in a calendar year - $[***]

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The above milestone payments shall be reduced by 50% for any indication designated as Orphan Drug Status by the FDA.

For greater certainty, Nonroyalty Sublicensing Consideration shall not be payable to Stanford for which the above milestone payments are made to Stanford. Nonroyalty Sublicensing Consideration shall only be payable to the extent that the amount of Nonroyalty Sublicensing Consideration exceeds the amount of the milestones payments made above.

7.8	Earned Royalty. Medicenna will pay Stanford earned royalties (Y%) on Net Sales as follows:

(A)	of the portion of annual Net Sales of Licensed Products in any calendar year equal to $[***] or less;

(B)	of the portion of annual Net Sales of Licensed Products in any calendar year exceeding $[***] but less than $[***]; and

(C)	of the portion of annual Net Sales of Licensed Products in any calendar year exceeding $[***].

Earned royalties will be payable on a country-by-country basis on Net Sales of Licensed Products until the last to expire Valid Claim of a Licensed Patent with a claim covering Licensed Product in the Field in the country of sale. Commencing upon expiration of the royalty term, the exclusive license granted to Medicenna will become royalty-free and fully paid-up.

7.9

Earned Royalty if Medicenna Challenges the Patent.  Notwithstanding the above, should Medicenna bring an action seeking to invalidate any Licensed Patent, Medicenna will pay royalties to Stanford at the rate [***] of the Net Sales of all Licensed Products sold during the pendency of such action. Moreover, should the outcome of such action determine that any claim of a patent challenged by Medicenna is both valid and infringed by a Licensed Product, Medicenna will pay royalties at the rate [***] of the Net Sales of all Licensed Products sold.

7.10	Creditable Payments. The license maintenance fee for a year may be offset against earned royalty payments due on Net Sales occurring in that year.

For example:

(A)

if Medicenna pays Stanford a $10 maintenance payment for year Y, and according to Section 7.9 $15 in earned royalties are due Stanford for Net Sales in year Y, Medicenna will only need to pay Stanford an additional $5 for that year’s earned royalties.

(B)

if Medicenna pays Stanford a $10 maintenance payment for year Y, and according to Section 7.9 $3 in earned royalties are due Stanford for Net Sales in year Y, Medicenna will not need to pay Stanford any earned royalty payment for that year. Medicenna will not be able to offset the remaining $7 against a future year’s earned royalties.

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7.11

Obligation to Pay Royalties.  If certain Licensed Products are made, used, imported, or offered for sale before the date this Agreement terminates, and those Licensed Products are sold after the termination date, Medicenna will pay Stanford an earned royalty for its exercise of rights based on the Net Sales of those Licensed Products.

7.12	No Escrow. Medicenna shall not pay royalties into any escrow or other similar account.

7.13

Currency.  Medicenna will calculate the royalty on sales in currencies other than U.S. Dollars using the appropriate foreign exchange rate for the currency quoted by the Wall Street Journal on the close of business on the last banking day of each calendar quarter. Medicenna will make royalty payments to Stanford in U.S. Dollars.

7.14	Non-U.S. Taxes. Medicenna will pay all non-U.S. taxes related to royalty payments. These payments are not deductible from any payments due to Stanford.

7.15

Interest.  Any undisputed payments not made when due will bear interest at the lower of (a) the Prime Rate published in the Wall Street Journal plus 200 basis points or (b) the maximum rate permitted by law.

8.	ROYALTY REPORTS, PAYMENTS, AND ACCOUNTING

8.1

Quarterly Earned Royalty Payment and Report.  Beginning with the first sale of a Licensed Product by Medicenna or a sublicensee, Medicenna will submit to Stanford a written report (even if there are no sales) and an earned royalty payment within 30 days after June 30 and December 31 of each calendar year. This report will be in the form of Appendix B and will state the number, description, and aggregate Net Sales of Licensed Product during the completed calendar quarter. The report will include an overview of the process and documents relied upon to permit Stanford to understand how the earned royalties are calculated. With each report Medicenna will include any earned royalty payment due Stanford after June 30 and December 31 of each calendar year (as calculated under Section 7.9). It is understood by Medicenna and its sublicensee that any information provided under this agreement, including but not limited to Confidential Information, sales reports, copies of sublicenses, and progress reports shall be shared with the United States Government.

8.2

No Refund.  In the event that a validity or non-infringement challenge of a Licensed Patent brought by Medicenna is successful, Medicenna will have no right to recoup any royalties paid before or during the period challenge.

8.3

Termination Report.  Medicenna will pay to Stanford all applicable royalties and submit to Stanford a written report within 90 days after this Agreement terminates. Medicenna will continue to submit earned royalty payments and reports to Stanford after this Agreement terminates, until all Licensed Products made or imported under this Agreement have been sold.

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8.4

Accounting.  Medicenna will maintain records showing manufacture, importation, sale, and use of a Licensed Product for 7 years from the date of sale of that Licensed Product. Records will include general-ledger records showing cash receipts and expenses, and records that include: production records, customers, invoices, serial numbers, and related information in sufficient detail to enable Stanford to determine the royalties payable under this Agreement.

8.5

Audit by Stanford.  Medicenna will allow Stanford or its designee to examine Medicenna’s records to verify payments made by Medicenna under this Agreement at a frequency of no more than once every 2 years.

8.6

Paying for Audit.  Stanford will pay for any audit done under Section 8.5. But if the audit reveals an underreporting of earned royalties due Stanford of 5% or more for the period being audited, Medicenna will pay the audit costs.

8.7

Self-audit.  Medicenna will conduct an independent audit of sales and royalties at least every 2 years if annual sales of Licensed Product are over $5,000,000. The audit will address, at a minimum, the amount of gross sales by or on behalf of Medicenna during the audit period, the amount of funds owed to Stanford under this Agreement, and whether the amount owed has been paid to Stanford and is reflected in the records of Medicenna. Medicenna will submit the auditor’s report promptly to Stanford upon completion. Medicenna will pay for the entire cost of the audit.

9.	EXCLUSIONS AND NEGATION OF WARRANTIES

9.1

Negation of Warranties.  Stanford provides Medicenna the rights granted in this Agreement AS IS and WITH ALL FAULTS. Stanford makes no representations and extends no warranties of any kind, either express or implied, other than those specified in Article 1 of this Agreement. Among other things, Stanford disclaims any express or implied warranty:

(A)	of merchantability, of fitness for a particular purpose;

(B)	of non-infringement; or

(C)	arising out of any course of dealing.

9.2	No Representation of Licensed Patent. Medicenna also acknowledges that Stanford does not represent or warrant:

(A)	the validity or scope of any Licensed Patent; or

(B)	that the exploitation of Licensed Patent or Technology will be successful.

10.	INDEMNITY

10.1	Indemnification.

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(A)

 Medicenna will indemnify, hold harmless, and defend all Stanford Indemnitees against any claim of any kind arising out of or related to the exercise of any rights granted Medicenna under this Agreement or the breach of this Agreement by Medicenna, except if such claim is due to Stanford Indemnitees negligence, fraud or willful misconduct.

(B)

 HHMI Indemnitees will be indemnified, defended by counsel acceptable to HHMI, and held harmless by Medicenna from and against any claim, liability, cost, expense, damage, deficiency, loss, or obligation, of any kind or nature (including, without limitation, reasonable attorneys' fees and other costs and expenses of defense) (collectively, "Claims"), based upon, arising out of, or otherwise relating to this Agreement, including without limitation any cause of action relating to product liability. The previous sentence will not apply to any Claim that is determined with finality by a court of competent jurisdiction to result solely from the gross negligence or willful misconduct of an HHMI Indemnitee.

(C)

The National Institutes of Health (NIH) will be indemnified, defended by counsel acceptable to NIH, and held harmless by Medicenna from and against any claim, liability, cost, expense, damage, deficiency, loss, or obligation, of any kind or nature (including, without limitation, reasonable attorneys' fees and other costs and expenses of defense) (collectively, "Claims"), based upon, arising out of, or otherwise relating to this Agreement, including without limitation any cause of action relating to product liability. The previous sentence will not apply to any Claim that is determined with finality by a court of competent jurisdiction to result solely from the gross negligence or willful misconduct of NIH.

10.2

No Indirect Liability.  Stanford is not liable for any special, consequential, lost profit, expectation, punitive or other indirect damages in connection with any claim arising out of or related to this Agreement, whether grounded in tort (including negligence), strict liability, contract, or otherwise.

10.3	Workers’ Compensation. Medicenna will comply with all statutory workers' compensation and employers' liability requirements for activities performed under this Agreement.

10.4

Insurance.  Upon commencement of a first clinical trial of a Licensed Product and during the term of this Agreement, Medicenna will maintain Comprehensive General Liability Insurance, including Product Liability Insurance, with a reputable and financially secure insurance carrier to cover the activities of Medicenna and its sublicensees. The insurance will provide minimum limits of liability of $5,000,000 and will include all Stanford Indemnitees and HHMI Indemnitees as additional insureds. Insurance must cover claims incurred, discovered, manifested, or made during or after the expiration of this Agreement and must be placed with carriers with ratings of at least A- as rated by A.M. Best. Within 15 days of commencing the first clinical trial of a Licensed Product, Medicenna will furnish a Certificate of Insurance evidencing primary coverage and additional insured requirements. Medicenna will provide to Stanford 30 days prior written notice of cancellation or material change to this insurance coverage. Medicenna will advise Stanford in writing that it maintains excess liability coverage (following form) over primary insurance for at least the minimum limits set forth above. All insurance of Medicenna will be primary coverage; insurance of Stanford Indemnitees and HHMI Indemnitees will be excess and noncontributory.

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11.	EXPORT

Medicenna and its affiliates and sublicensees shall comply with all United States laws and regulations controlling the export of licensed commodities and technical data. (For the purpose of this paragraph, “licensed commodities” means any article, material or supply but does not include information; and “technical data” means tangible or intangible technical information that is subject to U.S. export regulations, including blueprints, plans, diagrams, models, formulae, tables, engineering designs and specifications, manuals and instructions.) These laws and regulations may include, but are not limited to, the Export Administration Regulations (15 CFR 730-774), the International Traffic in Arms Regulations (22 CFR 120-130) and the various economic sanctions regulations administered by the U.S. Department of the Treasury (31 CFR 500-600).

Among other things, these laws and regulations prohibit or require a license for the export or retransfer of certain commodities and technical data to specified countries, entities and persons. Medicenna hereby gives written assurance that it will comply with, and will cause its affiliates and sublicensees to comply with all United States export control laws and regulations, that it bears sole responsibility for any violation of such laws and regulations by itself or its affiliates or sublicensees, and that it will indemnify, defend and hold Stanford and HHMI harmless for the consequences of any such violation.

12.	MARKING

Before any Licensed Patent issues, Medicenna will mark Licensed Product with the words "Patent Pending.” Otherwise, Medicenna will mark Licensed Product with the number of any issued Licensed Patent.

13.	STANFORD NAMES AND MARKS

Medicenna will not use (i) Stanford’s or HHMI’s name or other trademarks, (ii) the name or trademarks of any organization related to Stanford or HHMI’s, (iii) the name, insignia, trademark, or seal of any agency or component of the United States government, or (iv) the name of any Stanford, NIH, or HHMI faculty member, employee, student or volunteer without the prior written consent of the party (Stanford, NIH, or HHMI, as the case may be) whose name or trademark is being used. Permission may be withheld at Stanford’s, NIH’s, or HHMI’s sole discretion. This prohibition includes, but is not limited to, use in press releases, advertising, marketing materials, other promotional materials, presentations, case studies, reports, websites, application or software interfaces, and other electronic media.

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14.	PROSECUTION AND PROTECTION OF PATENTS

14.1	Patent Prosecution.

(A)

Following the Effective Date and subject to Stanford’s approval, Medicenna will be responsible for Patent Matters. Medicenna will use its best efforts with respect to the Patent Matters and in doing so will act in good faith irrespective of other patents, patent applications, or other rights that Medicenna may possess. Medicenna will notify Stanford before taking any substantive actions in prosecuting the claims. In the event that Stanford does not agree with such substantive actions, the parties will agree to discuss, but in any event, Stanford will have the final approval on how to proceed with any such actions, such approval will be timely given and not unreasonably witheld. To aid Medicenna in this process, Stanford will provide information, execute and deliver documents and do other acts as Medicenna shall reasonably request from time to time. If Stanford at any time believes that the Medicenna has failed to satisfy the standards of this Section 14.1(A), it may, upon 30 days’ notice, terminate this Section 14.1(A).

(B)

Medicenna will reimburse Stanford for Stanford’s reasonable costs incurred in complying with such requests. Stanford and Medicenna agree that Stanford is the client of record for the attorney prosecuting the Licensed Patents and agree to have Appendix C fully executed by the appropriate parties upon execution of this Agreement. At Stanford’s request, Medicenna will provide all information and assistance to Stanford to ensure that Licensed Patent is as extensive as possible. If Stanford has terminated Section 14.1(A), any agreement in the form of Appendix C will be deemed to be amended immediately without prior action by any party to revise Appendix C, Section 1 to require the Firm (as defined in Appendix C) to interact directly with Stanford only.

14.2	Patent Costs. Within 30 days after receiving a statement from Stanford, Medicenna will reimburse Stanford [***]:

(A)

This does not include unpaid invoices sent under the option to offset Licensed Patent’s patenting expenses, including any interference or reexamination matters, incurred by Stanford before the Effective Date; and

(B)

for all Licensed Patent’s patenting expenses, including any interference or reexamination matters, incurred by Stanford after the Effective Date. In all instances, Stanford will pay the fees prescribed for large entities to the United States Patent and Trademark Office.

14.3

Infringement Procedure.  Medicenna will promptly notify Stanford if it believes a third party infringes a Licensed Patent or if a third party files a declaratory judgment action with respect to any Licensed Patent. During the Exclusive term of this Agreement and if Medicenna is developing Licensed Product, Medicenna may have the right to institute a suit against or defend any declaratory judgment action initiated by this third party as provided in Section 14.4 through and including Section 14.8.

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14.4

Stanford Suit.  Stanford has the first right to institute suit, and may name Medicenna as a party for standing purposes. If Stanford decides to institute suit, it will notify Medicenna in writing. If Medicenna does not notify Stanford in writing that it desires to jointly prosecute the suit within 15 days after the date of the notice, Medicenna will assign and hereby does assign to Stanford all rights, causes of action, and damages resulting from the alleged infringement. Stanford will bear the entire cost of the litigation and will retain the entire amount of any recovery or settlement.

14.5	Joint Suit. If Stanford and Medicenna so agree, they may institute suit or defend the declaratory judgment action jointly. If so, they will:

(A)	prosecute the suit in both their names;

(B)	bear the out-of-pocket costs equally;

(C)	share any recovery or settlement equally; and

(D)	agree how they will exercise control over the action.

14.6

Medicenna Suit.  If neither Section 14.4 nor 14.5 applies, Medicenna may institute and prosecute a suit or defend any declaratory judgment action so long as it conforms with the requirements of this Section and Medicenna is diligently developing or selling Licensed Product. Medicenna will diligently pursue the suit and Medicenna will bear the entire cost of the litigation, including expenses and counsel fees incurred by Stanford. Medicenna will keep Stanford reasonably apprised of all developments in the suit, and will seek Stanford’s input and approval on any substantive submissions or positions taken in the litigation regarding the scope, validity and enforceability of the Licensed Patent. Medicenna will not prosecute, settle or otherwise compromise any such suit in a manner that adversely affects Stanford’s interests without Stanford’s prior written consent. Stanford may be named as a party only if

(A)	Medicenna’s and Stanford’s respective counsel recommend that such action is necessary in their reasonable opinion to achieve standing;

(B)	Stanford is not the first named party in the action; and

(C)	the pleadings and any public statements about the action state that Medicenna is pursuing the action and that Medicenna has the right to join Stanford as a party.

14.7	Recovery. If Medicenna sues under Section 14.6, then any recovery in excess of any unrecovered litigation costs and fees will be shared with Stanford as follows:

(A)	any payment for past sales will be deemed Net Sales, and Medicenna will pay Stanford royalties at the rates specified in Section 7.9;

(B)	any payment for future sales will be deemed a payment under a Sublicense, and royalties will be shared as specified in Article 4.

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(C)	Medicenna and Stanford will negotiate in good faith appropriate compensation to Stanford for any non-cash settlement or non-cash cross-license.

14.8

Abandonment of Suit.  If either Stanford or Medicenna commences a suit and then wants to abandon the suit, it will give timely notice to the other party. The other party may continue prosecution of the suit after Stanford and Medicenna agree on the sharing of expenses and any recovery in the suit.

15.	TERMINATION

15.1	Termination by Medicenna. Medicenna may terminate this Agreement by giving Stanford written notice at least 30 days in advance of the effective date of termination selected by Medicenna.

15.2	Termination by Stanford.

(A)	Stanford may also terminate this Agreement if Medicenna:

(1)	is delinquent on any report or payment;

(2)	is not diligently developing and commercializing Licensed Product;

(3)	misses a milestone described in Appendix A;

(4)	is in material breach of any provision; or

(5)	provides any intentionally false report.

(B)

 Termination under this Section 15.2 will take effect where such breach has not been remedied within ninety (90) days from Medicenna’s receipt of written notice from Stanford setting out details of the breach and requiring such remedy, provided however, that if the breach is not capable of being cured within ninety (90) days of such written notice, the Agreement may not be terminated so long as Medicenna commences and is taking Commercially Reasonable Efforts to cure such breach as promptly as practical, but not longer than one hundred and twenty (120) days after such written notice. In any event, if a curable breach has not been cured within ninety (90) days after notice requesting cure, Stanford shall have the right, at its option, to terminate this Agreement. In the event that a particular Licensed Patent is not being developed as a Licensed Product per the milestones of Appendix A, as may be amended from time to time, and subject to the cure provision in this Section 15.2, Stanford’s right to terminate shall apply to only such particular Licensed Patent and not to the Exclusive (Equity) Agreement as a whole.

15.3	Surviving Provisions. Surviving any termination or expiration are:

(A)	Medicenna's obligation to pay royalties accrued or accruable;

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(B)	any claim of Medicenna or Stanford, accrued or to accrue, because of any breach or default by the other party; and

(C)	the provisions of Articles 8, 9, 10, 13 and 20.7 and any other provision that by its nature is intended to survive.

16.	ASSIGNMENT

16.1

Permitted Assignment by Medicenna.  Subject to Section 16.3, Medicenna may assign this Agreement as part of a sale or change of control, regardless of whether such a sale or change of control occurs through an asset sale, stock sale, merger or other combination, or any other transfer of:

(A)	Medicenna's entire business; or

(B)	that part of Medicenna’s business that exercises all rights granted under this Agreement.

16.2	Any Other Assignment by Medicenna. Any other attempt to assign this Agreement by Medicenna is null and void.

16.3	Conditions of Assignment. Prior to any assignment, the following conditions must be met:

(A)	Medicenna must give Stanford 15 days prior written notice of the assignment, including the new assignee’s contact information; and

(B)	the new assignee must agree in writing to Stanford to be bound by this Agreement; and

(C)	Stanford must have received a [***] assignment fee unless the assignment is made to an Affiliate, in which case no assignment fee is due Stanford.

16.4

After the Assignment.  Upon a permitted assignment of this Agreement pursuant to Article 16, Medicenna will be released of liability under this Agreement and the term "Medicenna" in this Agreement will mean the assignee or Affiliate to whom the assignment has been made.

16.5

Bankruptcy.  In the event of a bankruptcy, assignment is permitted only to a party that can provide adequate assurance of future performance, including diligent development and sales, of Licensed Product.

17.	DISPUTE RESOLUTION

17.1

Dispute Resolution by Arbitration.  Any dispute between the parties regarding any payments made or due under this Agreement will be settled by arbitration in accordance with the JAMS Arbitration Rules and Procedures. The parties are not obligated to settle any other dispute that may arise under this Agreement by arbitration. Notwithstanding the foregoing, no dispute affecting the rights or property of HHMI shall be subject to the arbitration provisions set forth in this Article 17.

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17.2

Request for Arbitration.  Either party may request such arbitration. Stanford and Medicenna will mutually agree in writing on a third party arbitrator within 30 days of the arbitration request. The arbitrator’s decision will be final and nonappealable and may be entered in any court having jurisdiction.

17.3

Discovery.  The parties will be entitled to discovery as if the arbitration were a civil suit in the California Superior Court. The arbitrator may limit the scope, time, and issues involved in discovery.

17.4	Place of Arbitration. The arbitration will be held in Stanford, California unless the parties mutually agree in writing to another place.

17.5

Patent Validity.  Any dispute regarding the validity of any Licensed Patent shall be litigated in the courts located in Santa Clara County, California, and the parties agree not to challenge personal jurisdiction in that forum.

18.	NOTICES

18.1

Legal Action.  Medicenna will provide written notice to Stanford at least three months prior to bringing an action seeking to invalidate any Licensed Patent or a declaration of non-infringement. Medicenna will include with such written notice an identification of all prior art it believes invalidates any claim of the Licensed Patent.

18.2	All Notices. All notices under this Agreement are deemed fully given when written, addressed, and sent as follows:

All general notices to Medicenna are mailed or emailed to:

Name: Shafique Fidai, PhD

Address: 1300 – 1500 West Georgia Street, Vancouver, BC, V6G 2Z6

Email: sfidai@medicenna.com

All financial invoices to Medicenna (i.e., accounting contact) are e-mailed to:

Name: Shafique Fidai, PhD

Email: sfidai@medicenna.com

All progress report invoices to Medicenna (i.e., technical contact) are e-mailed to:

Name: Shafique Fidai, PhD

Email: sfidai@medicenna.com

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All general notices to Stanford are e-mailed or mailed to:

Office of Technology Licensing

3000 El Camino Real

Building 5, Suite 300

Palo Alto, CA 94306-1106

info@otlmail.stanford.edu

All payments to Stanford are mailed to:

Stanford University

Office of Technology Licensing

Department #44439

P.O. Box 44000

San Francisco, CA 94144-4439

All progress reports to Stanford are e-mailed or mailed to:

Office of Technology Licensing

1705 El Camino Real

Palo Alto, CA 94306-1106

info@otlmail.stanford.edu

Either party may change its address with written notice to the other party.

19.	CONFIDENTIALITY

Stanford and Medicenna agree that for a period of five (5) years, a party receiving Confidential Information of the other party will (a) maintain in confidence such Confidential Information to the same extent such party maintains its own proprietary information; (b) not disclose such Confidential Information to any third party without prior written consent of the other party; and (c) not use such Confidential Information for any purpose except those permitted by this Agreement. Notwithstanding the foregoing, if a party is required by law, regulation or court order to disclose Confidential Information of the other party, the party required to make such disclosure shall (i) promptly send a copy of the order or notice to the other party not later than ten (10) days before the proposed disclosure or such shorter period of time as may be reasonably practical under the circumstances; (ii) cooperate with the other party if the other party wishes to object or condition such disclosure through a protective order or otherwise; (iii) limit the extent of such disclosure to the minimum required to comply with the order or notice; and (iv) use reasonable efforts to seek confidential treatment (i.e., filing “under seal”) for that disclosure. In addition, a party may disclose Confidential Information of the other party to its Affiliates and employees, to sublicensees and potential sublicensees (in the case of Medicenna), or to other third parties who are investors or potential investors in connection with due diligence or similar investigations or in confidential financing documents, provided, in each case, that any such Affiliate, employee, sublicensee, potential sublicensee or other third party investor or potential investor agrees to be bound by terms of confidentiality and non-use no less stringent than those set forth in this section.

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“Confidential Information” means any information marked confidential provided by the other party in accordance with this Agreement. Information shall not be considered confidential to the extent that either party can establish by competent proof that it:

(a)         Is publicly disclosed through no fault of the receiving party, either before or after it becomes known to the receiving party; or

(b)         Was known to the receiving party without obligation of confidentiality prior to the date of this Agreement, which knowledge was acquired independently and not from the disclosing party (including such party's employees, consultants or agents); or

(c)         Is subsequently disclosed to the receiving party without obligation of confidentiality in good faith by a third party who is not under any obligation to maintain the confidentiality of such information, and without breach of this Agreement by a receiving party; or

(d)         Has been published by a third party not in breach of any obligation of confidentiality; or

(e)         Was independently developed by the receiving party without the use of or reliance on the Confidential Information of the disclosing party.

20.	MISCELLANEOUS

20.1	Waiver. No term of this Agreement can be waived except by the written consent of the party waiving compliance.

20.2

Choice of Law.  This Agreement and any dispute arising under it is governed by the laws of the State of California, United States of America, applicable to agreements negotiated, executed, and performed within California.

20.3

Entire Agreement.  The parties have read this Agreement and agree to be bound by its terms, and further agree that it constitutes the complete and entire agreement of the parties and supersedes all previous communications, oral or written, and all other communications between them relating to the license and to the subject hereof. This Agreement may not be amended except by writing executed by authorized representatives of both parties. No representations or statements of any kind made by either party, which are not expressly stated herein, will be binding on such party.

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20.4

Exclusive Forum.  The state and federal courts having jurisdiction over Stanford, California, United States of America, provide the exclusive forum for any court action between the parties relating to this Agreement. Medicenna submits to the jurisdiction of such courts, and waives any claim that such a court lacks jurisdiction over Medicenna or constitutes an inconvenient or improper forum.

20.5	Headings. No headings in this Agreement affect its interpretation.

20.6

Electronic Copy.  The parties to this document agree that a copy of the original signature (including an electronic copy) may be used for any and all purposes for which the original signature may have been used. The parties further waive any right to challenge the admissibility or authenticity of this document in a court of law based solely on the absence of an original signature.

20.7

Third Party Beneficiary.  Each of NIH and HHMI is not a party to this Agreement and has no liability to any licensee, sublicensee, or user of anything covered by this Agreement, but each of NIH and HHMI is an intended third-party beneficiary of this Agreement and certain of its provisions are for the benefit of NIH and HHMI and are enforceable by each of NIH and HHMI in its own name.

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The parties execute this Agreement in duplicate originals by their duly authorized officers or representatives.

THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY

Signature:	/s/ Katherine Ku
Name:	Katherine Ku
Title:	Executive Director
Date:	August 25, 2015

MEDICENNA THERAPEUTIC, INC.

Signature:	/s/ Fahar Merchant
Name:	Fahar Merchant
Title:	President and CEO
Date:	20 August, 2015

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Appendix A - Milestones

a)	Establish a scientific program, including a research plan and budget by third anniversary of the Effective Date;

b)	Medicenna will begin IND-enabling toxicology studies by the fourth anniversary of the Effective Date;

c)	Medicenna will File IND by the fifth anniversary of the Effective Date;

d)	Medicenna will begin Phase II by the seventh anniversary of the Effective Date;

e)	Medicenna will begin Phase III by the tenth anniversary of the Effective Date;

f)	Medicenna will submit an NDA or BLA or equivalent by the thirteenth anniversary of the Effective Date; and

g)	Medicenna will have an approval in the US or EU by the fourteenth anniversary of the Effective Date.

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Appendix B      – Sample Reporting Form

Stanford Docket No. S         -

This report is provided pursuant to the license agreement between Stanford University and (Medicenna Name)

License Agreement Effective Date:

Name(s) of Licensed Products being reported:

Report Covering Period
Yearly Maintenance Fee	$
Number of Sublicenses Executed
Gross Revenue U.S. Gross Revenue Non-U.S. Gross Revenue	$ $
Net Sales U.S. Net Sales Non-U.S. Net Sales	$ $
Royalty Calculation
Royalty Subtotal	$
Credit	$
Royalty Due	$

Comments:

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Appendix C  – Client and Billing Agreement

The Board of Trustees of the Leland Stanford Junior University (“STANFORD”); and _________________ a Corporation of the State of _____________, with a principal place of business at ______________, (“MEDICENNA”); have agreed to use the law firm of _____________________ (“FIRM”) to prepare, file and prosecute the pending patent applications listed in Exhibit A attached hereto and maintain the patents that issue thereon (“Patents”).

WHEREAS, FIRM desires to perform the legal services related to obtaining and maintaining the Patents; and

WHEREAS, STANFORD remains the client of the FIRM; and

WHEREAS, MEDICENNA is the licensee of STANFORD’s interest in the Patents;

NOW THEREFORE, in consideration of the premises and the faithful performance of the covenants herein contained, IT IS AGREED:

1.         FIRM can interact directly with MEDICENNA on all patent prosecution matters related to the Patents and will copy STANFORD on all correspondence. STANFORD will be notified by FIRM prior to any substantive actions and will have final approval on proceeding with such actions. In addition, as prosecution proceeds, FIRM will notify STANFORD if there is any change in inventorship from the originally filed application.

2.         MEDICENNA is responsible for the payment of all charges and fees by FIRM related to the prosecution and maintenance of the Patents. FIRM will invoice MEDICENNA and MEDICENNA must pay FIRM directly for all charges. If STANFORD requests, STANFORD will be copied on all invoices and payments. FIRM must inform STANFORD within 90 days if the licensee is delinquent on payment. Otherwise, STANFORD will not be responsible for those expenses.

3.         Notices and copies of all correspondence should be sent to the following:

To MEDICENNA:

Name, Title

Medicenna Name

Address

To STANFORD:

Name

Office of Technology Licensing

Stanford University

1705 El Camino Real

Palo Alto, CA 94306-1106

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To FIRM:

Attorney Name

Law Firm Address

4.         The parties to this document agree that a copy of the original signature (including an electronic copy) may be used for any and all purposes for which the original signature may have been used. The parties further waive any right to challenge the admissibility or authenticity of this document in a court of law based solely on the absence of an original signature.

ACCEPTED AND AGREED TO:

STANFORD

By: _______________________________

Name: Katharine Ku

Title: Director

Date: ______________________________

Medicenna Name

By: _______________________________

Name:

Title:

Date: _____________________________

Law Firm Name

By: ______________________________

Name:

Title:

Date: ____________________________

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Appendix D  - Technology

Within 30 days of the Effective Date, Stanford to provide the following materials to Medicenna: [***]

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Appendix E – Equity Purchase Rights

0

Purchase Right. In any private offering of Medicenna’s equity securities (or securities convertible into or exercisable for Medicenna’s equity securities) for cash (or in satisfaction of debt issued for cash) having its final closing held on or after the date of this Agreement, Stanford may purchase for cash up to of the securities issued in such offering. This right will expire following the first round of bona fide equity investment in Medicenna from a single investor or group of investors that includes at least one venture capital, professional angel, corporate or other similar institutional investor (other than Stanford) and that either (i) is at least [***] in size or (ii) involves the sale to outside investors of at least [***]% of the shares outstanding after such round on a Fully-Diluted Basis, but will apply to all shares to be issued in such round. For the avoidance of doubt, any securities Stanford may acquire or have the right to acquire under Sections 7.2 and 7.3 shall not reduce the number of securities Stanford may purchase under this Section 0.

7.4

Future Offerings; Limitation on Right to Purchase. In any private offering of Medicenna’s equity securities (or securities convertible into or exercisable for Medicenna’s equity securities) in exchange for cash (or in satisfaction of debt issued for cash), Stanford may purchase for cash that number of the securities issued in such offering as is necessary for Stanford to maintain its pro rata ownership interest in Medicenna on a Fully-Diluted Basis. For the avoidance of doubt: (i) any securities Stanford may acquire or have the right to acquire under Section 7.3 shall not reduce the number of securities Stanford may purchase under this Section 7.4; (ii) if both Section 0 and this Section 7.4 apply to an offering, the provision granting Stanford the superior rights will govern; and (iii) Stanford shall not be obligated to purchase under Section 0 or 7.4 any Medicenna securities it has the right to acquire under Section 7.3.

7.5	Purchase Terms and Procedures; Financial Information; Notices.

(A)	In any offering subject to Section 0 or 7.4:

(1)

Medicenna will give Stanford notice of the terms of the offering, including: (i) the names of the investors, the allocation of shares among them and the total amounts to be invested by each of them in such offering; (ii) pre- and post- (projected) financing capitalization table; (iii) investor presentation (if available); (iv) an introduction to the lead investor in such offering for the purpose of discussing the lead investor’s due diligence process; and (v) such other documents and information as Stanford may reasonably request for the purpose of making an investment decision or verifying the number of shares it is entitled to purchase in such offering;

(2)

Stanford’s purchase right shall be on the same terms as the other investors in such offering, except that Stanford shall not be required to enter into any investor rights or similar agreement unless such agreement: (i) provides Stanford with rights no less favorable than those granted to any other investor that is a party to any such agreement with Medicenna, regardless of the number of Medicenna shares held by Stanford; (ii) provides that any registration rights granted to investors apply to both common and preferred stock held by Stanford; (iii) provides Stanford with rights no less favorable than those set forth in Section 7.3 through and including Section 7.7; and (iv) provides that no amendment to the rights specified in the preceding clauses (i), (ii) and (iii) will be effective without Stanford’s written consent;

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(3)

Stanford may elect to exercise its right of purchase, in whole or in part, by notice given to Medicenna within 15 Stanford business days (i.e., days other than Saturdays, Sundays, and holidays or other days on which Stanford is officially closed) after receipt of Medicenna’s notice; and

(4)

If Stanford elects not to purchase, or fails to give an election notice within such period, Stanford’s purchase right will not apply to the offering if (and only if and to the extent) it is consummated within 90 days on the same or less favorable (to the investor) terms as stated in Medicenna’s notice to Stanford.

(B)	If there is a conflict between the terms of this Agreement and those of any Medicenna investor rights or similar agreement to which Stanford is a party, this Agreement will prevail.

(C)

Stanford’s rights under Sections 0 and 7.4 will not apply to the issuance of stock: (i) to employees and other service providers pursuant to a plan approved by Medicenna’s Board of Directors; or (ii) as additional consideration in lending or leasing transactions.

(D)

In the event of the closing of a firm commitment underwritten public offering of Medicenna’s common stock, the rights granted in Sections 0 and 7.4 will terminate (in addition to any earlier termination pursuant to their terms) immediately before such closing.

(E)

Medicenna shall furnish to Stanford, as promptly as reasonably practicable, Medicenna’s annual financial statements and annual operating plan, including an annual report of the holders of Medicenna’s capital stock and other securities, and such other information as Stanford may reasonably request from time to time for the purpose of valuing its interest in Medicenna.

(F)

Notwithstanding any notice provision in this Agreement to the contrary, any notice given under this Agreement that refers or relates to any of Section 7.3 through and including Section 7.6 shall be copied concurrently to pvfnotices@stanford.edu; provided, however, that delivery of the copy will not by itself constitute notice for any purpose under this Agreement.